NEWS RELEASE

Endeavour Reports Update on Cash Position and Short Term Investments

August 30, 2007 - Vancouver, Canada - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt, and EXK: AMEX) today reported an update on its cash position and short term investments. The Company currently has US $30 million in working capital, including US $25 million in cash, cash equivalents and marketable securities. A total of US $4.8 million of the US $25 million is held in three Canadian structured investment trust notes, also known as asset backed commercial paper (“ABCP”).

These notes are rated R-1 (high) AAA by Dominion Bond Rating Service and mature in September but the current liquidity crisis for all ABCP has impacted the liquidity of these notes. The Company’s broker-dealer advises that the current crisis is one of liquidity, not quality, that most of the debt collateral to the notes constitutes high quality bonds and only about 4% of the debt collateral is in the sub-prime mortgage market.

Endeavour holds ample cash and equivalents (treasury bills, GIC’s, senior securities) so the ABCP liquidity crisis has no impact on the Company or its operations at this time or for the foreseeable future. Endeavour can therefore just wait for the ABCP crisis to be resolved and liquidity and value to return to the ABCP market.

Endeavour Silver Corp. is a silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Expansion programs are now underway at the high grade Guanacevi Mines Project in the state of Durango and the Bolanitos Mines Project in the state of Guanajuato. The Company's acquisition, exploration and expansion programs now underway should enable Endeavour Silver to join the ranks of the top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.